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                               ARCH WIRELESS, INC.
                       ARCH WIRELESS COMMUNICATIONS, INC.
                              ARCH TRANSITION CORP.
                          ARCH WIRELESS HOLDINGS, INC.
                         1800 West Park Drive, Suite 250
                              Westborough, MA 01581


                                  July 23, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attention:  Patrick J. O'Leary

     Re:   Rule 477 Application for Withdrawal
           Arch Wireless, Inc. - Form S-4 (File No. 333-61434)
           Arch Wireless Communications, Inc. - Form S-4 (File No. 333-61434-01) Arch Transition Corp. - Form S-4 (File No. 333-61434-02)
           Arch Wireless Holdings, Inc. - Form S-4 (File No. 333-61434-03)
           ---------------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, each of Arch Wireless, Inc., Arch Wireless Communications, Inc., Arch Transition Corp. and Arch Wireless Holdings, Inc. (collectively, the "Arch Companies") hereby withdraws the above-referenced registration statement on Form S-4 (the "Registration Statement"), effective upon the date of filing of this letter with the Securities and Exchange Commission, unless the Commission objects thereto within 15 days after such filing.

         The Arch Companies are withdrawing the Registration Statement because they have determined not to proceed with the transactions contemplated thereby. The Arch Companies confirm that no securities of any of the Arch Companies have been or will be issued or sold under the Registration Statement.

         If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (508) 870-6700 or Edward Young, Esq. or David Westenberg, Esq., of Hale and Dorr LLP, outside counsel to the Arch Companies, at (617) 526-6000.


                                                Sincerely,


                                                /s/ J. Roy Pottle
                                                --------------------------------
                                                J. Roy Pottle
                                                Executive Vice President and
                                                Chief Financial Officer of
                                                each of the Arch Companies